March 9, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:        Peggy Fischer
                  Assistant Director
                  Division of Corporation Finance

Re:      Tech Electro Industries, Inc.
         Form SB-2 Registration Statement
         File No. 333-62899:  APPLICATION FOR WITHDRAWAL

Dear Sir/Madam:

Pursuant to Rule 477 under the Securities Act of 1933, Tech Electro Industries, Inc. hereby makes its application to withdraw in its entirety its Registration Statement on Form SB-2, Commission File No. 333-62899, filed on or about September 7, 1998. None of the securities covered by this Registration Statement were sold.

We wish to withdraw this Registration Statement primarily because the securities covered thereby are included in our new pending Registration Statement on Form SB-2, Commission File No. 333-42956. Due to an oversight, we failed to withdraw the 1998 Registration Statement prior to filing our said new pending registration statement. Thank you.

If you have any questions regarding the foregoing application for withdrawal, please contact Carl Generes, of Smith, Underwood & Perkins, P.C., legal counsel to the Registrant at (972) 661-5114.


Sincerely,


Tech Electro Industries, Inc.

By: /s/ William Tan

         William Tan
         President, Chief Executive Officer
         and Chairman of the Board of Directors